EXHIBIT 99.1

QUARTZ ADOPTS SEMI-ANNUAL FINANCIAL REPORTING

June 23, 2026 – Vancouver, British Columbia – Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) (“Quartz” or the “Company”) announces that it has elected to rely on Coordinated Blanket Order 51-933- Exemptions to Permit Semi-Annual Reporting for Certain Venture Issuers (the “Blanket Order”) and move to semi-annual financial reporting (“SAR”).

The Blanket Order allows eligible venture issuers listed on the TSX Venture Exchange to voluntarily move from a quarterly to a semi-annual financial reporting framework. The Company's fiscal year ends on July 31. Under the SAR pilot program, the Company will be exempt from filing interim financial reports and related management discussion and analysis (“MD&A”) for its first and third quarters as follows:

(a)	Interim Periods: The Company will not file interim reports for the first quarter ending October 31 of each year and the third quarter ending April 30 of each year; and

(b)

Continuing Reporting: The Company will continue to file audited annual financial statements (due within 120 days of July 31 of each year) and six-month interim financial reports (due within 60 days of January 31 each year).

Quartz confirms that it meets the eligibility criteria to move to SAR, which include being a venture issuer with annual revenues of less than $10-million and maintaining a clean 12-month continuous disclosure record.

This news release is being filed pursuant to the Blanket Order.

About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources Ltd. (TSXV:QZM, OTCQX: QZMRF) is a well-funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in BC. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the BC government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions. Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar all of which are porphyry copper±gold deposits that are currently producing or formerly producing mines. Recently, Amarc Resources, an HDI associated company, with funding from Freeport McMoran Inc., announced the exciting discovery of the Tier One AuRORA gold-copper porphyry deposit also in British Columbia. Other well- known projects with HDI involvement include Sisson, Duke and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China. Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

1

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email:robertdickinson@hdimining.com: Ph: +1 604-684-6365

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company will complete the financing discussed above, the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, including the financing discussed above and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.

2